EXHIBIT 99.1
                                                                   ------------

FOR IMMEDIATE RELEASE                                          24 FEBRUARY 2003


                                       WPP


             PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002
             -------------------------------------------------------

           Revenue down almost 3% to $5.9 billion ((pound)3.9 billion)
                  Profit before tax, goodwill and impairment,
                          fixed asset gains, investment
                       write-downs and FRS17 interest down
                               almost 19% to over
                        $602 million ((pound)401 million)
     Diluted headline earnings per share down over 19% at 37.4(cent)(24.9p)
             Final dividend up 20% to 5.52 (cent) (3.67p) per share
     ---------------------------------------------------------------------


o         Revenue down almost 3% to $5.876 billion ((pound)3.908 billion).


o Profit before goodwill and impairment, interest, tax, fixed asset gains and investment write-downs down over 14% to $722.0 million ((pound)480.2 million).


o         Operating margins of 12.3%.


o Profit before tax, goodwill and impairment, fixed asset gains, investment write-downs and FRS17 interest down almost 19% to $602.3 million ((pound)400.6 million).


o         Profit before tax down 50% to $308.8 million ((pound)205.4 million).


o Diluted headline earnings per share down over 19% to 37.4(cent)(24.9p) from 46.5(cent)(30.9p).


o Final dividend up 20% to 5.52(cent)(3.67p) per share making a total for the year of 8.12(cent)(5.40p) up 20% over 2001.


o Strong estimated net new billings of over $3.6 billion ((pound)2.4 billion). Ranked top on absolute net new billings won in 2002.

                                                                WPP/page    2

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in Appendix IV.

Summary of results
------------------

The Board of WPP Group plc ("WPP") announces the unaudited preliminary results for the year ended 31 December 2002. Despite very difficult trading conditions throughout the world, these results reflect the achievement of balancing the market pressure on revenues against reducing costs.

Reportable revenue was down almost 3% to $5.876 billion ((pound)3.908 billion). Revenues including associates are estimated to total $6.983 billion ((pound)4.644 billion). On a constant currency basis, revenue was up 0.7% and gross profit up 0.9%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were down 5.9%. Over the four quarters of 2002, like-for-like revenues have fallen by decreasing amounts - more than -9% in quarter one, -8% in quarter two, more than -3% in quarter three and less than -3% in quarter four. In quarter four, North America showed revenue growth for the first time for seven quarters of almost 2%.

Profit pre-goodwill and impairment, interest, tax, investment gains and write-downs was down 14.4% to $722.0 million ((pound)480.2 million) from $843.7 million ((pound)561.1 million) and down almost 12% in constant currencies. Pre-goodwill and impairment, reported operating margins (including income from associates) fell to 12.3% from 14.0%. Excluding income from associates, reported operating margins fell less, by 1.4% from 12.9% to 11.5%. Post goodwill and impairment, reported profit before interest, tax, investment gains and write-downs was down 44% to $454.8 million ((pound)302.5 million) from $821.4 million ((pound)546.3 million).

Before incentive payments totalling $135.5 million ((pound)90.1 million) or over 16% (under 14% in 2001) of operating profit before bonuses, taxes and income from associates, operating margins fell to 13.8% from 14.9%, reflecting stronger performance of some operating units against last year and increased provision for the LEAP senior management incentive programme, due to stronger than anticipated WPP total shareholder return against the peer group. Reported operating costs including direct costs fell by almost 1%, but rose by almost 3% in constant currency. However, like-for-like total operating and direct costs were down 4.6% on the previous year. Staff costs excluding incentives were flat, as were total salaries. Non-staff costs rose as a proportion of revenues, primarily reflecting the "lumpiness" of property costs as capacity is reduced.

On a reported basis the Group's staff cost to gross margin ratio, excluding severance and incentives, increased slightly to 56.9% from 56.6%. Variable staff costs as a proportion of total staff costs have increased over recent years, reaching 12.1% in 2000. The impact of the recession in both 2001 and 2002 has reduced this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3%. This highlights the benefits of the increased flexibility in the cost structure. Actual people numbers averaged 50,417 against 50,487 in 2001, down marginally. On a like-for-like basis, average headcount was down to 50,417 from 55,109, a decrease of over 8%. At the end of 2002 staff numbers were 49,439 compared with 52,670 at the end of 2001 on a pro-forma basis, a reduction of over 6%. Headcount numbers have been falling by approximately half of one percent per month.

                                                                WPP/page    3

Net interest payable and similar charges (including a charge for the early adoption of FRS17) increased to $129.9 million ((pound)86.4 million) from $107.2 million ((pound)71.3 million), reflecting lower cash generated from operations, the full year impact of the increased level of acquisition activity in 2001 and share repurchases and cancellations in the current year. Headline interest cover remains at the relatively conservative level of almost six times and at six times, excluding the FRS17 charge.

Profit before tax, investment gains and write-downs fell by over 44% to $454.8 million ((pound)302.5 million) from $821.4 million ((pound)546.3 million). On a constant currency basis, pre-tax profits were down almost 43% reflecting the strengthening of sterling against the dollar, counterbalanced to some extent by its weakness against the euro. If sterling had stayed at the same average levels as 2001, profits on this basis would have been $473.9 million ((pound)315.2 million).

The Group's tax rate on headline profits was 26%, down from 27% in the previous year, reflecting the impact of further improvements in tax planning.

Diluted headline earnings per share were down over 19% at 37.4 (cent) (24.9p). In constant currency, earnings per share on the same basis were down under 16%.

All severance and restructuring costs have been included in operating profits. Following the collapse in technology equity valuations in 2001, it was considered prudent to write down the net balance sheet value of the Group's investments in this area by $106.5 million ((pound)70.8 million). 2002 has seen further declines in these technology investments, many of which are in private companies. An additional write-down of $29.9 million ((pound)19.9 million) has been taken in 2002, mitigated by gains on asset disposals of $13.8 million ((pound)9.2 million). The carrying value of these investments is now written down to $31.1 million ((pound)19.3 million).

In addition, a further $219.1 million ((pound)145.7 million) was taken as an impairment charge primarily reflecting accelerated amortisation of goodwill on first generation businesses which have suffered in the recession. This additional charge represents 3.2% of the goodwill shown in the balance sheet at the start of 2002.

As a result, profit before tax fell 50% to $308.8 million ((pound)205.4 million) and diluted earnings per share by almost 68% to 11.6 (cent) (7.7p).

The Board recommends an increase of 20% in the final dividend to 5.52 (cent) (3.67p) per share, making a total of 8.12 (cent) (5.40p) per share for 2002, a 20% increase over 2001. The record date for this dividend is 6 June 2003, payable on 7 July 2003. The dividend for 2002 is four and a half times covered by headline earnings.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

                                                            WPP/page    4

As indicated previously, WPP intends to expense the cost of executive options in its income statement. Under United Kingdom GAAP, there is no definitive guidance on how this is to be implemented. However, Note 15 in Appendix I details the impact of expensing executive options using a Black Scholes valuation model and applying United States transitional guidelines contained in FAS 148. On this basis, only executive options issued in 2002 would be expensed in that year. As options granted are weighted towards the second half of the year, the resulting reduction in headline earnings per share would have been only 0.6 (cent) (0.4p). Fully expensing all executive options granted over the last three years on a consistent basis would reduce headline earnings per share by approximately 7%. Appendix III shows a pro-forma unaudited income statement for 2002, on the basis of adopting United States transitional guidelines.

Review of operations
--------------------

As a result of the worldwide recession, which started in the United States in the fourth quarter of 2000 and the impact of the tragedy of 11 September, the worldwide advertising industry shrank by approximately 5% in 2001, with marketing services also down a similar amount. This sharp downturn affected the United States most significantly, but also impacted Europe, Asia Pacific and Latin America.

The recession continued into 2002, when advertising and marketing services expenditure was probably down again in the low single digits and the downturn has now continued for over two years. The tragic events of 11 September 2001 had a material negative impact on the second half of 2001 and many people (ourselves included) felt that the second half of 2002 might see a relative improvement, particularly given easier comparative figures. However, further stock market nervousness in the third quarter of 2002 raised additional concerns about corporate profitability, consumer confidence and a possible economic "double-dip", producing a "dead-cat" bounce.

While, as mentioned above, the Group has seen a reduction in the rate of decline in each quarter of 2002, with the United States exhibiting revenue growth in the fourth quarter of 2002 for the first time in almost two years, the possibility of an Iraqi conflict has increased levels of uncertainty. As a result, 2003 will likely be another difficult year, with hopes for a more significant recovery being pinned on 2004 and the positive impact of quadrennial factors such as the United States Presidential Election, political advertising in the United States pushing up media rates, the Athens Olympics and the European Football Championships.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2002 these activities represented over 53% of Group revenue, a little less than 2001, as advertising and media investment management revenues were more robust than anticipated. In addition, in 2002, our narrowly defined internet-related revenue was over $300 million or over 2% of our worldwide reported revenue. This compares with approximately 5% for on-line media's share of total advertising spend in the United States and approximately 3% share worldwide. The new media continue to build their share of client spending.

                                                                 WPP/page    5


Revenue and operating profit by region
--------------------------------------

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis) by region for 2002 as well as proportions of operating profits:

                                 Revenue as a    Revenue growth   Operating profit as a
Region                       % of Total Group     % +/(-) 02/01         % of Total Group
------                        ---------------     --------------   ----------------------
North America                     44.0              -2.4                    50.7
United Kingdom                    15.8              -1.3                    13.9
Continental Europe                23.1               5.3                    20.3
Asia Pacific, Latin
America, Africa & the
Middle East                       17.1               4.7                    15.1
                                  ----               ---                    ----

Total Group                      100.0               0.7                   100.0
                                 -----               ---                   -----


As can be seen, North America and the United Kingdom have been most affected by the recession, with Continental Europe and Asia Pacific, Latin America, Africa and the Middle East least affected.

Estimated net new billings of $3.6 billion ((pound)2.4 billion) were won last year. The Group was ranked first in the absolute net new business billings survey by Credit Suisse First Boston for 2002 and second as a proportion of advertising and media investment management revenues.

Revenue and operating profit by communications services sector and brand
------------------------------------------------------------------------


The pattern of revenue growth also varied by communications services sector and brand.

The table below gives details of revenue and revenue growth by communications services sector for 2002 (on a constant currency basis) as well as proportions of operating profits:

                                            Revenue as a      Revenue growth    Operating profit as a
Communications services                 % of Total Group       % +/(-) 02/01         % of Total Group
-----------------------------------------------------------------------------------------------------
Advertising, Media
Investment Management                        46.5                 2.5                     57.4
Information & Consultancy                    15.3                 4.0                     8.9
Public Relations & Public Affairs            11.4                -8.0                      9.7
Branding & Identity, Healthcare
& Specialist Communications                  26.8                -0.2                     24.0
                                             ----                ----                     ----

Total Group                                 100.0                 0.7                    100.0
                                            -----                 ---                    -----

                                                             WPP/page    6

As can be seen, public relations and public affairs continued to be most affected by the recession. Branding & identity, healthcare and specialist communications was somewhat affected, with healthcare and direct, a part of specialist communications, being more resilient. Advertising and media investment management has been less affected than anticipated and information and consultancy has continued to see some limited growth, although it has been increasingly affected by the recession.

Advertising and Media Investment Management
-------------------------------------------

In constant currencies, this sector's revenue grew by 2.5% last year. The combined operating margin (including income from associates) of this group of companies (Ogilvy & Mather Worldwide, J Walter Thompson Company, Y&R Advertising, Red Cell, MindShare and Mediaedge:cia) was over 15%.

In 2002, Ogilvy & Mather Worldwide generated estimated net new billings of $221 million ((pound)147 million), J Walter Thompson Company $802 million ((pound)534 million), Y&R Advertising $319 million ((pound)212 million). Red Cell, which has been strengthened significantly by the addition of new talent, the acquisition of Berlin Cameron and Partners in the United States and the increase in the shareholding in the Batey Group in Asia Pacific, generated estimated net wins of $78 million ((pound)52 million) excluding the recent assignment of Coca-Cola Classic in the United States.

Also in 2002, MindShare and Mediaedge:cia generated estimated net new billings of $1,512 million ((pound)1,007 million). Plans continue to be developed to form a worldwide "WPP Media" parent company, probably to be named GMEC and will be implemented shortly.

Information and Consultancy
---------------------------

Although the recession has increasingly impacted the Group's information and consultancy businesses, on a constant currency basis revenues grew 4% in 2002, partly driven by acquisition. Like-for-like revenues were still down less than 1%. Despite this overall top line performance, revenues, operating profit and operating margins came under pressure, particularly at Center Partners and Research International.

However, strong performances were recorded by Millward Brown at Greenfield Consulting in the United States, the United Kingdom, IMS in Ireland, MFR and Millward Brown in France, Spain, China and Brazil; and by Research International in Australia, Japan, Singapore, Taiwan, Thailand and South Africa.

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenue continued to be most affected by the recession, particularly in technology, media and telecommunications, declining by 8%. Burson-Marsteller, Ogilvy Public Relations Worldwide, Robinson Lerer & Montgomery in the United States, and Finsbury and Buchanan in the United Kingdom performed well.

                                                                WPP/page    7


Following the decline in revenues in 2001, and 2002, the public relations and public affairs businesses reduced their costs significantly and as a result operating margins before associates improved by over one margin point in 2002.


Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

Again in constant currencies the Group's branding and identity, healthcare and specialist communications revenues were flat compared with 2001.

Several of our companies in this sector performed particularly well:
--------------------------------------------------------------------

o in promotion and direct marketing - Wunderman in New York, Chicago and San Francisco in the United States, in Canada, in the United Kingdom, France, Germany, Italy, the Netherlands, Spain and Chile: OgilvyOne in Belgium, France, Germany, Spain, India, Japan, Singapore, Thailand and Mexico.
o in branding and identity - Landor Associates in New York and Cincinnati in the United States; Walker Group and MJM Creative Services in the United
    States: Lambie-Nairn in the United Kingdom and icon brand navigation in Germany.
o in healthcare - CommonHealth in the United States, Sudler & Hennessey in the United States, MarketForce Communications in Canada, Italy and Melbourne, Australia
o other specialist marketing resources - The Geppetto Group, Management Ventures, Savatar and VML in the United States and The Forward Group, Glendinning and EWA in the United Kingdom.

Manufacturing
-------------

Gross profit was down significantly with operating profit and margins similarly impacted at the Group's manufacturing division.


Balance sheet and cash flow
---------------------------

An unaudited summary of the Group's consolidated balance sheet as at 31 December 2002 is attached in Appendix 1 (in sterling) and in Appendix II (in euros). As at 31 December 2002, the Group's net debt fell to $1,170 million ((pound)727 million) compared with $1,425 million ((pound)885 million) at 31 December 2001 (2001 - $1,438 million ((pound)893 million) on the basis of 2002 year end exchange rates), following net cash expenditure of $421 million ((pound)280 million) on acquisitions (including $141 million ((pound)94 million) of loan note redemptions) and $114 million ((pound)76 million) on share repurchases.

Net debt averaged $2,019 million ((pound)1,343 million) in 2002, up $765 million ((pound)509 million) against $1,254 ((pound)834 million) in 2001 (up $783 million ((pound)521 million) at 2002 exchange rates), primarily reflecting the full year impact of acquisitions made in 2001. These net debt figures compare with a current equity market capitalisation of approximately $7.1 billion ((pound)4.4 billion), giving a total enterprise value of approximately $9.2 billion ((pound)5.7 billion).

                                                                WPP/page    8

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2002, operating profit before goodwill amortisation and impairment was $677 million ((pound)450 million), capital expenditure $152 million ((pound)101 million), depreciation $176 million ((pound)117 million), tax paid $128 million ((pound)85 million), interest and similar charges paid $117 million ((pound)78 million) and other net cash inflows of $69 million ((pound)46 million). Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore $525 million ((pound)349 million). This free cash flow was absorbed by acquisition payments and investments of $423 million ((pound)281 million), share repurchases and cancellations of $114 million ((pound)76 million) and dividends of $84 million ((pound)56 million). The Company almost fulfilled its recently set objective of covering acquisition payments and share repurchases and cancellations from free cash flow. A summarised unaudited consolidated cash flow statement is included in Appendix I.

In the first six weeks of 2003 up until 12 February, the last date for which information is available prior to this announcement, net debt averaged $1,646 million ((pound)1,095 million) versus net debt of $1,616 million ((pound)1,075 million) for the same period last year at 2003 exchange rates.

Your Board continues to examine ways of deploying its substantial cash flow of over $600 million ((pound)400 million) per annum to enhance share owner value. As necessary capital expenditure is expected to remain equal to or less than the depreciation charge, the Company has concentrated on examining acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs. In 2002 the Group increased its equity interests, at a combined initial cost of $158 million ((pound)105 million) in cash, in advertising and media investment management in the United Kingdom, France, Germany, Spain, the Netherlands, Switzerland, Sweden, Finland, the Czech Republic, Slovakia, Australia, New Zealand, China, India, Taiwan, Brazil and the Middle East; in information and consultancy in the United States, Ireland, France, Poland and Thailand; in public relations and public affairs in the United States, Norway, China, Australia, Japan and Taiwan; in direct and promotion in the United States; and in sports marketing in Germany.

As noted above, your Board has decided to increase the final dividend by 20% to
5.52 (cent) (3.67p) per share, taking the full year dividend to 8.12 (cent) (5.40p) per share which is four and a half times covered, at the headline earnings level. In addition, as current opportunities for cash acquisitions may be limited particularly in the United States, the Company will continue to commit to repurchasing up to 2% of its share base in the open market, when market conditions are appropriate. Such annual rolling share repurchases are perceived to have a more significant impact in improving share owner value than sporadic buy-backs.

In light of recent stock market declines and consequent poor equity investment returns, the Company has reduced its forecasted weighted average return on United States pension assets from 9.1% to 7.2% and on United Kingdom pension assets from 5.8% to 5.4%. Our advisers indicate that further average cash contributions of approximately $19 to $21 million ((pound)12 to (pound)13 million) per annum would be necessary to fully fund all funded pension schemes over their remaining lives, unless stock markets recover.

                                                               WPP/page    9

Developments in 2002
--------------------

Including associates, the Group had over 62,000 full-time people in over 1,400 offices in 103 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 130 clients are served in four disciplines and these clients account for over 50% of Group revenues. The Group also works with over 100 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that at least 20% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, including WPP client co-ordinators and country managers, are being developed.

Future prospects
----------------

Given the current state of the world economy, your Group has performed reasonably well. In essence, operating costs, including severance and restructuring costs, have been reduced following the significant fall in like-for-like revenues. As the Group forecasted the general decline in economic conditions relatively early, the consequent focus on matching staff costs to revenues has resulted in a fall in average headcount by over 8% and point-to-point headcount by over 6%. This has been achieved, in part, by a slowdown in recruitment and the impact of the normal attrition rate.

With the recession, the task of eliminating under-utilised property costs continue to be a priority. At the beginning of 2002 the Group occupied approximately 14 million square feet worldwide. By the end of the year, occupancy had fallen to 13.5 million square feet or a 4% reduction. In addition, as a result of actions already taken, a further 1.1 million square feet or an additional 8% will be jettisoned by the end of 2003.

As usual and given conditions in 2002, our budgets for 2003 have been prepared on a conservative basis, largely excluding new business particularly in advertising and media investment management. They predict broadly flat like-for-like revenues in comparison to 2002 and a stronger second half of the year relative to the first. They also indicate advertising and media investment management revenues up by 1%, counterbalanced by flat marketing services revenues. We only have actual data for January in 2003, and this shows revenue marginally above budget and like-for-like revenues down 1% on last year. Estimated net new business billings so far in 2003 were very strong with almost $750 million of net wins according to trade publications.

Worldwide economic conditions are likely to remain difficult in 2003 particularly given the uncertainty created by the prospect of a war in Iraq. A bath-shaped or saucer-shaped recovery, where the upturn is gradual still seems most likely, although the bath does seem to have deep corrugations. The economy still seems to be paying the price for the over-expansion of the late nineties. Should conditions improve, the Group is well positioned to respond to any recovery, given its geographical and functional spread and strengths, its flexible cost structure and strong cash flow.

                                                               WPP/page    10

In the short-term, therefore, growth in advertising and marketing services expenditure will likely remain fairly flat or low, particularly given procurement pressures and the dampening effect of the increasing proportion of fee remuneration on the impact of cyclical upturns (and downturns). However, there are now significant opportunities in the area of outsourcing clients' marketing activities, consolidating client budgets and capitalising on competitive weaknesses. In addition, spending amongst the package goods, pharmaceutical, oil and energy, government (the government is the largest advertiser in the UK market) and price-value retail sectors has remained relatively resilient. These sectors represent approximately 27% of the Group's revenue.

In the long-term, however, the outlook is very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued dominance of the United States economy and the need to influence distribution, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Advertising and marketing services expenditure as a proportion of gross national product should resume its growth and once more bust through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, to weather the recession; in the medium-term to continue to integrate successfully the mergers with Y&R and Tempus; and finally, in the long-term, to continue to develop its businesses in the faster growing geographical areas of Asia Pacific, Latin America, Central and Eastern Europe, Africa and the Middle East and in the faster growing functional areas of marketing services, particularly direct, interactive and market research.

Incentive plans for 2003 will again focus more on operating profit growth than historically to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative group objectives, including co-ordination, talent management and succession planning.

In these circumstances there is no reason to believe that the Group cannot achieve the revised objective set in 2002 of improving margins by up to another one margin point in 2003 with the potential for a further half of one margin point improvement in 2004. Your Board does not believe that there is any functional, geographic, account concentration or structural reasons that should prevent the Group achieving operating margins of up to 13.8% by 2004. After all, the best listed performer in the industry is or has been at 15-16% and that is where we would want to be. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve 20% margins over a period of time and improving the return on capital employed.

                                                                WPP/page    11

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership of the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retailing, entertainment and media, financial services and hi-tech and telecommunications.

2002 was a very difficult year. 2003 will also be difficult but hopefully a little easier. Early indications are that worldwide advertising and marketing services expenditure will be up slightly. 2004 may well be better.

Our people have responded magnificently in 2002 to the difficult economic and political challenges that they have faced. They have delivered results which, even including all exceptional items, have out-performed most of their competition and grown market share.

We believe that despite the challenges that we face, 2003, WPP's eighteenth year, should be a good one.



Further information:


Sir Martin Sorrell                  )
Paul Richardson                     )                (44) 207 408 2204
Feona McEwan                        )
Fran Butera                                           (1) 212 632 2235


Share owner web-site - www.wppinvestor.com


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

                                                                WPP/page    12

Appendix I

                                  WPP GROUP PLC

             Preliminary results for the year ended 31 December 2002

            Unaudited preliminary consolidated profit & loss account
                      for the year ended 31 December 2002

                                                                                                                       Constant
                                                                                                                       Currency
                                                                  Notes            2002             2001               (Note 3)
--------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m         (pound)m      +/(-)%     +/(-)%
Turnover (gross billings)                                                      18,028.7         20,886.9     (13.7)%    (10.9)%
Cost of sales                                                                (14,120.4)       (16,865.2)      +16.3%     +13.7%
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                               4         3,908.3          4,021.7      (2.8)%      +0.7%

Direct costs                                                                    (218.2)          (232.0)       +5.9%      +3.3%
--------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                    3,690.1          3,789.7      (2.6)%      +0.9%

Operating costs excluding goodwill                                            (3,239.9)        (3,269.4)       +0.9%     (2.8)%
Goodwill amortisation and impairment                                  9         (177.7)           (14.8)
--------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                  272.5            505.5     (46.1)%    (44.4)%

Income from associates                                                             30.0             40.8     (26.5)%    (23.1)%
--------------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities before interest, taxation,
fixed asset gains and write downs                                                 302.5            546.3     (44.6)%    (42.8)%

Profits on disposal of fixed assets                                   5             9.2              6.8      +35.3%     +35.3%
Amounts written off fixed asset investments                           5          (19.9)           (70.8)      +71.9%     +71.9%
Net interest payable and similar charges on net borrowings                                                   (17.9)%    (16.5)%
                                                                                 (79.6)          (67.5)
Net interest charges on defined benefit pension schemes                                                      (78.9)%    (79.8)%
                                                                                  (6.8)           (3.8)

Net interest payable and similar charges                                         (86.4)           (71.3)     (21.2)%    (26.4)%
--------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                     205.4            411.0     (50.0)%    (48.3)%

Taxation on profit on ordinary activities                             6         (103.4)          (126.1)      +18.0%     +18.9%
--------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                                      102.0            284.9     (64.2)%    (62.0)%

Minority interests                                                               (14.0)           (13.7)      (2.2)%     (4.3)%
--------------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                                       88.0            271.2     (67.6)%    (65.4)%

Ordinary dividends                                                    7          (62.5)           (51.6)      +21.1%     +21.1%
--------------------------------------------------------------------------------------------------------------------------------
Retained profit for the year                                                       25.5            219.6     (88.4)%    (87.0)%
--------------------------------------------------------------------------------------------------------------------------------

PBIT 1                                                                4           480.2            561.1     (14.4)%    (11.8)%
PBIT 1 margin                                                                     12.3%            14.0%
PBT 1                                                                             400.6            493.6     (18.8)%    (16.6)%
--------------------------------------------------------------------------------------------------------------------------------

Headline earnings per share 2
Basic earnings per ordinary share                                     8           25.5p            32.1p     (20.6)%   (16.6)%

Diluted earnings per ordinary share                                   8           24.9p            30.9p     (19.4)%    (15.8)%

--------------------------------------------------------------------------------------------------------------------------------
(Table Continued)



                                                              WPP/page    13



                                                                                                                       Constant
                                                                                                                       Currency
                                                                  Notes            2002             2001               (Note 3)
--------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m         (pound)m      +/(-)%     +/(-)%
Standard earnings per share
Basic earnings per ordinary share                                     8            7.9p            24.6p     (67.9)%    (65.5)%
Diluted earnings per ordinary share                                   8            7.7p            23.7p     (67.5)%    (65.2)%

================================================================================================================================

1 PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write downs.
  PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes. The calculations of PBIT and PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes. This calculation is presented in Appendix IV.

                                                                WPP/page    14


                                  WPP GROUP PLC
           Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2002

                                                                                             2002         2001
---------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m     (pound)m
Reconciliation of operating profit to net cash inflow from operating activities:
Operating profit                                                                            272.5        505.5
Depreciation                                                                                116.6        109.9
Goodwill amortisation and impairment                                                        177.7         14.8
Movements in working capital                                                                213.1      (456.3)
---------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                   779.9        173.9
Dividends received from associates                                                            9.4         14.7
Returns on investments and servicing of finance                                            (78.2)       (56.4)
United Kingdom and overseas tax paid                                                       (85.0)       (77.5)
---------------------------------------------------------------------------------------------------------------
Purchase of tangible fixed assets                                                         (100.5)      (118.1)
Purchase of own shares by ESOP Trust                                                       (67.6)      (103.3)
Other movements                                                                              10.2          4.2
---------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment                                              (157.9)      (217.2)
---------------------------------------------------------------------------------------------------------------
Cash consideration for acquisitions                                                       (317.3)      (692.8)
Cash/(overdrafts) acquired                                                                   62.8       (21.1)
Purchases of other investments                                                             (26.1)       (43.2)
Proceeds from disposal of other investments                                                   3.3         26.8
---------------------------------------------------------------------------------------------------------------
Acquisitions and disposals                                                                (277.3)      (730.3)
Equity dividends paid                                                                      (55.6)       (44.4)
---------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) before management of
liquid resources and financing                                                              135.3      (937.2)
Management of  liquid resources                                                           (113.6)       (76.8)
---------------------------------------------------------------------------------------------------------------
Convertible bond issue proceeds                                                             450.0            -
Eurobond issue proceeds                                                                         -        614.1
Reduction of drawings on bank loans                                                       (239.3)      (175.3)
Financing and share issue costs                                                            (12.9)        (8.8)
Proceeds from issue of shares                                                                24.4         69.0
Share cancellations                                                                         (8.3)            -
---------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                              213.9        499.0
---------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and overdrafts for the year                                     235.6      (515.0)
Translation difference                                                                      (0.4)         10.7
Balance of cash and overdrafts at beginning of year                                         265.7        770.0
---------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of year                                               500.9        265.7
---------------------------------------------------------------------------------------------------------------
(Table Continued)




                                                              WPP/page    15

                                                                                             2002         2001
---------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m     (pound)m

Reconciliation of net cash flow to movement in net debt:
Increase/(decrease) in cash and overdrafts for the year                                     235.6       (515.0)
Cash outflow from increase in liquid resources                                              113.6         76.8
Cash inflow from increase in debt financing                                                (201.2)      (430.0)
Other movements                                                                              (8.8)        (1.1)
Translation difference                                                                       23.2          8.8
---------------------------------------------------------------------------------------------------------------
Movement of net debt in the year                                                            162.4       (860.5)
Net debt at beginning of year                                                              (885.1)       (24.6)
---------------------------------------------------------------------------------------------------------------
Net debt at end of year (Note 13)                                                          (722.7)      (885.1)
---------------------------------------------------------------------------------------------------------------

                                                              WPP/page    16

                                  WPP GROUP PLC
                Unaudited preliminary consolidated balance sheet
                             as at 31 December 2002


                                                                     Notes                 2002               2001
------------------------------------------------------------------------------------------------------------------
                                                                                       (pound)m           (pound)m
Fixed assets
Intangible assets:
      Corporate brands                                                                    950.0              950.0
      Goodwill                                                           9              4,407.0            4,439.9
Tangible assets                                                                           377.3              432.8
Investments                                                              9                628.7              553.5
------------------------------------------------------------------------------------------------------------------
                                                                                        6,363.0            6,376.2
Current assets
Stocks and work in progress                                                               271.6              236.9
Debtors                                                                 10              2,256.4            2,391.8
Trade debtors within working capital facility:
      Gross debts                                                                         385.7              331.0
      Non-returnable proceeds                                                            (217.4)             (82.5)
                                                                                        -------             ------
                                                                                          168.3              248.5
Current asset investments (short-term bank and escrow
deposits)                                                                                 190.4               76.8

Cash at bank and in hand                                                                  689.1              585.6
------------------------------------------------------------------------------------------------------------------
                                                                                        3,575.8            3,539.6
Creditors:  amounts falling due within one year                         11             (4,100.1)          (4,322.0)
------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                  (524.3)            (782.4)
------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                   5,838.7            5,593.8
Creditors: amounts falling due after more than one year
(including convertible loan notes)                                      12             (1,837.5)          (1,711.5)

Provisions for liabilities and charges                                                   (102.0)            (106.1)
------------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                                  3,899.2            3,776.2
Pension provision                                                                        (184.8)            (135.3)
------------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                                  3,714.4            3,640.9
------------------------------------------------------------------------------------------------------------------
(Table Continued)




                                                              WPP/page    17

                                                                     Notes                 2002               2001
------------------------------------------------------------------------------------------------------------------
                                                                                       (pound)m           (pound)m
Capital and reserves
Called up share capital                                                                   115.7              115.0
Share premium account                                                                     836.6              805.2
Shares to be issued                                                                       195.7              238.6
Merger reserve                                                                          2,869.3            2,824.7
Other reserves                                                                           (254.3)            (336.8)
Profit and loss account                                                                   (87.4)             (46.9)
------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                              3,675.6            3,599.8
Minority interests                                                                         38.8               41.1
------------------------------------------------------------------------------------------------------------------
Total capital employed                                                                  3,714.4            3,640.9
------------------------------------------------------------------------------------------------------------------

                                                                WPP/page    18


                                  WPP GROUP PLC

              Unaudited preliminary consolidated statement of total
                    recognised gains and losses for the year
                             ended 31 December 2002




                                                                                             2002              2001
--------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m          (pound)m
Profit for the year                                                                          88.0             271.2
Exchange adjustments on foreign currency net investments                                     82.2             (80.6)
Actuarial loss on defined benefit pension schemes in accordance
with FRS17 (Retirement Benefits)                                                                              (43.0)
                                                                                            (52.8)
--------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the year                                      117.4             147.6
--------------------------------------------------------------------------------------------------------------------


              Unaudited preliminary reconciliation of movements in
                  consolidated share owners' funds for the year
                             ended 31 December 2002



                                                                                             2002             2001
-------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m         (pound)m
Profit for the year                                                                          88.0            271.2
Ordinary dividends payable                                                                  (62.5)           (51.6)
-------------------------------------------------------------------------------------------------------------------
                                                                                             25.5            219.6
Exchange adjustments on foreign currency net investments                                     82.2            (80.6)
Ordinary shares issued in respect of acquisitions                                             8.2             64.7
Share issue costs charged to share premium account or merger reserve                         (3.4)            (1.0)
Other share issues                                                                           24.4             68.2
Share cancellations                                                                          (8.3)               -
Actuarial loss on defined benefit schemes                                                   (52.8)           (43.0)
Write back of goodwill on disposal of interest in associate undertaking                         -              2.0
-------------------------------------------------------------------------------------------------------------------
Net additions to equity share owners' funds                                                  75.8            229.9
Opening equity share owners' funds                                                        3,599.8          3,369.9
-------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                                        3,675.6          3,599.8
-------------------------------------------------------------------------------------------------------------------

                                                                WPP/page    19


                                  WPP GROUP PLC

           Notes to the unaudited preliminary consolidated financial
                            statements (Notes 1-15)

1.     Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention.


2.    Accounting policies

The unaudited preliminary consolidated financial statements comply with relevant accounting standards and have been prepared using accounting policies set out on pages 58 and 59 of the Group's 2001 Annual Report and Accounts. No changes have been made to the accounting policies since this time.

The policies set out in the 2001 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).


Statutory Information and Audit Review

The financial information for the years ended 31 December 2002 or 2001 does not constitute the company's statutory accounts. The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The previous auditors reported on those accounts; their report was unqualified and did not contain a statement under s237 (2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2002 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the company's annual general meeting. The audit report for the year ended 31 December 2002 has yet to be signed.

The preliminary announcement was approved by the board of directors on 23 February 2003.


3.       Currency conversion

The 2002 unaudited preliminary consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.5036 to the pound (2001:US$1.4401). The unaudited preliminary consolidated balance sheet as at 31 December 2002 has been prepared using the exchange rate on that day of US$1.6100 to the pound (2001: US$1.4542).

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in Euros in Appendix II for illustrative purposes. The unaudited preliminary consolidated profit and loss account has been prepared using an average exchange rate of (euro)1.5910 to the pound (2001: (euro)1.6086). The unaudited preliminary consolidated balance sheet at 31 December 2002 has been prepared using the exchange rate on that day of (euro)1.5345 to the pound (2001:
(euro)1.6322).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2002 exchange rates to the results for 2001 and 2002.

                                                              WPP/page    20

                                  WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

4.       Segmental analysis

Reported contributions by geographical area were as follows:

                                                                                             2002             2001        +/(-)%
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m         (pound)m
Revenue
United Kingdom                                                                              619.2            627.3        (1.3)%
United States                                                                             1,655.0          1,763.1        (6.1)%
Continental Europe                                                                          929.6            870.9         +6.7%
Canada, Asia Pacific, Latin America, Africa & Middle East                                   704.5            760.4        (7.4)%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,908.3          4,021.7        (2.8)%
---------------------------------------------------------------------------------------------------------------------------------

PBIT(1)
United Kingdom                                                                               67.5             73.9        (8.7)%
United States                                                                               239.2            257.6        (7.1)%
Continental Europe                                                                           99.7            119.7       (16.7)%
Canada, Asia Pacific, Latin America, Africa & Middle East                                    73.8            109.9       (32.8)%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                            480.2            561.1       (14.4)%
---------------------------------------------------------------------------------------------------------------------------------

Reported contributions by operating sector were as follows:
                                                                                             2002             2001        +/(-)%
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m         (pound)m
Revenue
Advertising and Media investment management                                               1,810.0          1,841.5        (1.7)%
Information and consultancy                                                                 598.6            590.3         +1.4%
Public relations and public affairs                                                         447.6            502.1       (10.9)%
Branding and identity, Healthcare and Specialist communications                           1,052.1          1,087.8        (3.3)%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,908.3          4,021.7        (2.8)%
---------------------------------------------------------------------------------------------------------------------------------
PBIT(1)
Advertising and Media investment management                                                 274.7            319.4       (14.0)%
Information and consultancy                                                                  42.4             57.6       (26.4)%
Public relations and public affairs                                                          46.5             48.3        (3.7)%
Branding and identity, Healthcare and Specialist communications                             116.6            135.8       (14.1)%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                            480.2            561.1       (14.4)%
---------------------------------------------------------------------------------------------------------------------------------


1 PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write downs. The calculation of PBIT is presented in Appendix IV.

                                                             WPP/page    21

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)

5.       Fixed asset gains and write downs

The profits on disposal of fixed assets comprise:

                                                      2002               2001
-----------------------------------------------------------------------------
                                                 (pound)m           (pound)m
Profits on disposal of freehold properties            3.6                  -
Profits on disposal of investments                    5.6                6.8
-----------------------------------------------------------------------------
                                                      9.2                6.8
-----------------------------------------------------------------------------

Profits were realised on the disposal of two freehold properties in the United Kingdom and on a number of minority investments in new media and marketing services companies in the United States and United Kingdom.

Amounts written off fixed asset investments of (pound)19.9 million (2001:
(pound)70.8 million) relate to write downs on certain non-core minority investments in new media companies and other technology ventures in light of the continuing decline in technology equity valuations. Following these write downs, investments in which the Group has less than a 20% interest amount to (pound)24.9 million.

These transactions did not have a material effect on the Group's tax charge (2001:(pound)8.6 million charge).

During the year, the Group continued to take measures to reduce its fixed and variable cost base in response to the continuing global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised property rationalisation costs and severance payments. In addition, due to the above market factors, amounts were written off trade receivables and other current assets.

At the same time the group has released (pound)13.0 million (2001: (pound)22.5 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2001.

Management consider that the combination of the above charges and releases, when taken together, in no way impacts the Group's quality of earnings.

6.       Taxation

The Group tax rate on profit on ordinary activities before taxation, amortisation, impairment, fixed asset gains and write downs is 26% (2001: 27%). The tax charge comprises:

                                                 2002             2001
----------------------------------------------------------------------
                                            (pound)m         (pound)m
Total current tax                               93.8            122.1
Total deferred tax                             (1.5)            (5.5)
Share of associates tax                         11.1             16.4
----------------------------------------------------------------------
                                               103.4            133.0
Tax on investment gains                            -            (6.9)
----------------------------------------------------------------------
Total tax on profits                           103.4            126.1
----------------------------------------------------------------------

                                                              WPP/page    22


                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                   (continued)


7.       Ordinary dividends

The Board has recommended a final dividend of 3.67p (2001: 3.06p) per ordinary share. In addition to the interim dividend paid of 1.73p (2001: 1.44p) per ordinary share, this makes a total for the year of 5.40p (2001: 4.50p) per ordinary share. The final dividend is expected to be paid on 7 July 2003 to share owners on the register at 6 June 2003.

                                                2002             2001
-----------------------------------------------------------------------
Ordinary dividend per share -
interim                                        1.73p            1.44p
final                                          3.67p            3.06p
-----------------------------------------------------------------------
                                               5.40p            4.50p
-----------------------------------------------------------------------
Ordinary dividend per ADR1 -
interim                                       13.0(cent)       10.4(cent)
final                                         27.6(cent)       22.0(cent)
-----------------------------------------------------------------------
                                              40.6(cent)       32.4(cent)
-----------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3.
  This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.


8.       Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

Headline basic earnings per share have been calculated using earnings of (pound)88.0 million (2001: (pound)271.2 million), and adjusted for goodwill amortisation and impairment, fixed asset gains and write downs and net interest charges on defined benefit pension schemes of (pound)195.2 million (2001:
(pound)82.6 million). The weighted average number of shares in issue used was 1,110,556,878 shares (2001: 1,101,937,750 shares).

Headline diluted earnings per share have been calculated using earnings of (pound)88.0 million (2001: (pound)271.2 million) and adjusted for goodwill amortisation and impairment, fixed asset gains and write downs and net interest charges on defined benefit pension schemes of (pound)195.2 million (2001:
(pound)82.6 million). The weighted average number of shares in issue used was 1,136,548,459 shares (2001: 1,157,080,255 shares). This takes into account the exercise of employee share options, where these are expected to dilute earnings, and convertible debt. For the year ended 31 December 2002 both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by (pound)3.6 million for the purposes of this calculation.

Standard basic earnings per share have been calculated using earnings of (pound)88.0 million (2001: (pound)271.2 million) and weighted average shares in issue during the period of 1,110,556,878 shares (2001: 1,101,937,750 shares).

                                                               WPP/page    23

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                   (continued)

Standard diluted earnings per share have been calculated using earnings of (pound)88.0 million (2001: (pound)271.2 million). The weighted average number of shares used was 1,136,548,459 shares (December 2001: 1,157,080,255 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and convertible debt. For the year ended 31 December 2002 both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by (pound)3.6 million for the purposes of this calculation.

At 31 December 2002 there were 1,157,325,640 ordinary shares in issue.

                                                                                    Constant
                                                                                    Currency
                                                                                    (Note 3)
    Earnings per ADR                             2002            2001     +/(-)%      +/(-)%
    -----------------------------------------------------------------------------------------
    Headline earnings per ADR 1,2
    Basic earning per ADR                       $1.92           $2.31     (16.9)%    (16.6)%
    Diluted earnings per ADR                    $1.87           $2.22     (15.8)%    (15.8)%

    -----------------------------------------------------------------------------------------

    Standard earnings per ADR 1
    Basic earnings per ADR                      $0.59           $1.77     (66.7)%    (65.5)%
    Diluted earnings per ADR                    $0.58           $1.71     (66.1)%    (65.2)%
    -----------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
2 Headline earnings per ADR excludes goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes.

9.       Goodwill and acquisitions

During the year, the Group charged (pound)32.0 million (2001: (pound)14.8 million) of goodwill amortisation and (pound)145.7 million (2001: (pound)Nil) of goodwill impairment to the profit and loss account, a total of (pound)177.7 million (2001: (pound)14.8 million). The impairment charge of (pound)145.7 million represents 3.2% of goodwill shown in the balance sheet at the start of the year.

The impairment charge relates to a number of under-performing businesses in the information and consultancy, and branding and identity, healthcare and specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. (pound)120.6 million (more than 80%) of the impairment charge relates to goodwill that was previously being amortised.

The Group conducted its impairment review of goodwill in accordance with FRS 11 (Impairment of fixed assets and goodwill). This included an assessment of the recoverability of goodwill relating to Young & Rubicam and mediaedge:cia using medium and long-term business plans. For both businesses there was no indication of an impairment.

The directors continue to assess the useful life of goodwill arising on acquisitions. Gross goodwill of (pound)572.3 million is subject to amortisation over periods of between 10 and 20 years.

                                                               WPP/page    24

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                   (continued)

Goodwill on subsidiary undertakings decreased by (pound)32.9 million in the year. Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the year and also adjustments to goodwill relating to acquisitions completed in prior years. Acquisitions of associate undertakings gave rise to a further (pound)10.2 million of goodwill, which is included in investments.

These acquisitions do not have a significant impact on the Group's results for the year ended 31 December 2002.

Cash paid in respect of acquisitions was (pound)317.3 million (2001:
(pound)692.8 million). This includes (pound)141.2 million of initial cash consideration, (pound)82.4 million of earnout consideration resulting from acquisitions in prior years and (pound)93.7 million of loan note redemptions.

Future anticipated payments to vendors in respect of earnouts, totalled (pound)237.8 million (2001: (pound)288.2 million), based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

10.      Debtors

The following are included in debtors:

                                                         2000             2000
-------------------------------------------------------------------------------
                                                     (pound)m         (pound)m
Trade debtors outside working capital facility        1,753.0          1,840.5
Prepayments and accrued income                          122.8            126.0
Deferred tax                                             61.6             61.5
Other debtors                                           319.0            363.8
-------------------------------------------------------------------------------
                                                      2,256.4          2,391.8
-------------------------------------------------------------------------------

The deferred tax asset is regarded as recoverable since, based on all available evidence, including forecasts of profit, it is more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

11.      Creditors:  amounts falling due within one year

The following are included in creditors falling due within one year:

                                        2002            2001
-------------------------------------------------------------------
                                    (pound)m        (pound)m
Bank loans and overdrafts              199.7           319.9
Trade creditors                      2,477.8         2,506.2
Corporate income tax payable            29.9            51.3
Deferred income                        315.0           322.2
Earnouts (note 9)                       73.6           103.1
Loan notes due to vendors               27.3            61.5
Other creditors and accruals           976.8           957.8
-------------------------------------------------------------------
                                     4,100.1         4,322.0
-------------------------------------------------------------------

Overdraft balances included within bank loans and overdrafts amount to(pound)188.2 million (2001:(pound)319.9 million).

                                                              WPP/page    25

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)


12.      Creditors:  amounts falling due after more than one year

The following are included in creditors falling due after more than one year:


                                             2002               2001
---------------------------------------------------------------------
                                         (pound)m           (pound)m
Corporate bonds, convertible loan
notes and bank loans                      1,402.5            1,227.6
Corporate income tax payable                215.7              222.2
Earnouts (note 9)                           164.2              185.1
Other creditors and accruals                 55.1               76.6
---------------------------------------------------------------------
                                          1,837.5            1,711.5
---------------------------------------------------------------------

The following table sets out the directors' best estimates of future earnout related obligations:

                                           2002                2001
-------------------------------------------------------------------
                                       (pound)m            (pound)m
Within one year                            73.6               103.1
Between 1 and 2 years                      75.9                48.9
Between 2 and 3 years                      20.8                60.0
Between 3 and 4 years                      36.5                25.3
Between 4 and 5 years                      29.0                43.3
Over 5 years                                2.0                 7.6
-------------------------------------------------------------------
                                          237.8               288.2
-------------------------------------------------------------------


The corporate bonds, convertible loan notes, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                          2002                2001
------------------------------------------------------------------
                                      (pound)m            (pound)m
Within one year                          199.7               319.9
Between 1 and 2 years                    227.4               221.7
Between 2 and 3 years                    302.3               212.0
Between 3 and 4 years                        -               334.0
Between 4 and 5 years                    420.1                   -
Over 5 years                             452.7               459.9
------------------------------------------------------------------
                                    1,602.2                1,547.5
------------------------------------------------------------------

                                                                WPP/page    26

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)



13.      Net debt

                                            2002              2001
------------------------------------------------------------------
                                        (pound)m          (pound)m
Cash at bank and in hand                   689.1             585.6
Current asset investments                  190.4              76.8
Bank loans and overdrafts due
within one year (note 11)                 (199.7)           (319.9)
Corporate bond and loans due
after one year (note 12)                (1,402.5)         (1,227.6)
------------------------------------------------------------------
Net debt                                  (722.7)           (885.1)
------------------------------------------------------------------

During the year, the Group completed the issue of (pound)450 million of 2% convertible bonds due April 2007. Net proceeds of the offering were used to reduce drawings on credit facilities.

Current asset investments represents cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.


14.       Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain shareowners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 31 December 2002.


                                Currently       Not Currently  Total
                              Exercisable         Exercisable  -----
-------------------------------------------------------------------------------
                                 (pound)m            (pound)m         (pound)m
Subsidiaries                          8.5                24.5             33.0
Associates                           11.0                 8.8             19.8
-------------------------------------------------------------------------------
Total                                19.5                33.3             52.8
-------------------------------------------------------------------------------

                                                              WPP/page    27

                                  WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                  (continued)



15.      Share options - illustrative charge

Appendix III illustrates the impact on WPP were it to adopt an approach to expensing the weighted average fair value of options consistent with current United States transitional guidelines under the prospective adoption method contained within FAS 148, adopting a Black Scholes valuation model. This would give rise to a charge to operating profit of (pound)5.0 million ((pound)4.3 million after taxation) for the year ended 31 December 2002 in respect of executive share options granted in 2002.

On a proforma basis, had WPP adopted a policy of charging the weighted average fair value of options to the profit and loss account over the vesting period (three years) of each options grant, adopting a Black Scholes basis of valuation, then the resulting charge to operating profit would be (pound)22.4 million ((pound)20.0 million after taxation or 7.1% of headline earnings) for the year ended 31 December 2002, ((pound)9.9 million after taxation or 3.3% of headline earnings for the year ended 31 December 2001).

The following assumptions have been made in determining the fair value of options granted in the year:

UK Risk-free rate                                         4.51%
US Risk-free rate                                         3.01%
Expected life                                         48 months
Expected volatility                                         45%
Dividend yield                                            1.0%

                                                                  WPP/page   28
Appendix II
                                  WPP GROUP PLC

             Preliminary results for the year ended 31 December 2002

          Unaudited preliminary consolidated profit & loss account for the year ended 31 December 2002 Presented in Euros
                         for illustrative purposes only3


                                                                        2002               2001
------------------------------------------------------------------------------------------------
                                                                     (euro)m            (euro)m
Turnover (gross billings)                                           28,683.7           33,598.7
Costs of sales                                                     (22,465.6)         (27,129.4)
------------------------------------------------------------------------------------------------
Revenue                                                              6,218.1            6,469.3

Direct Costs                                                          (347.2)            (373.2)
------------------------------------------------------------------------------------------------
Gross Profit                                                         5,870.9            6,096.1

Operating costs excluding goodwill                                  (5,154.7)          (5,259.2)
Goodwill amortisation and impairment                                  (282.7)             (23.8)
------------------------------------------------------------------------------------------------
Operating profit                                                       433.5              813.1

Income from associates                                                  47.7               65.6
------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
fixed asset and write-downs                                            481.2              878.7

Profits on disposal of fixed assets                                     14.6               10.9
Amounts written off fixed asset investments                            (31.7)            (113.9)
Net interest payable and similar charges on net borrowings            (126.6)            (108.6)
Net interest charges on defined benefit pension schemes                (10.8)              (6.1)
                                                                      ------              -----
Net interest payable and similar charges                              (137.4)            (114.7)
------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                          326.7              661.0

Taxation on profit on ordinary activities                             (164.5)            (202.8)
------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                           162.2              458.2

Minority interests                                                     (22.3)             (22.0)
------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                           139.9              436.2

Ordinary dividends                                                     (99.4)             (83.0)
------------------------------------------------------------------------------------------------
Retained profit for the year                                            40.5              353.2
------------------------------------------------------------------------------------------------

PBIT 1                                                                764.0              902.5
PBIT 1 margin                                                          12.3%              14.0%
PBT 1                                                                 637.3              793.9
------------------------------------------------------------------------------------------------

Headline earnings per share 2
Basic earnings per ordinary share                                      40.6(cent)         51.6(cent)
Diluted earnings per ordinary share                                    39.6(cent)         49.7(cent)

---------------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary share                                      12.6(cent)         39.6(cent)
Diluted earnings per ordinary share                                    12.3(cent)         38.1(cent)

===================================================================================================

                                                            WPP/page    29



1 PBIT: Profit on ordinary activities before interest, taxation, excluding goodwill amortisation and impairment, fixed asset gains and write downs.
  PBT: Profit on ordinary activities before taxation, excluding goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes.
2 Headline earnings per ordinary share exclude goodwill amortisation and impairment, investment gains and write downs, and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                                              WPP/page    30

                                  WPP GROUP PLC

            Unaudited preliminary consolidated balance sheet as at 31
                December 2002 Presented in Euros for illustrative
                            purposes only1


                                                                                2002               2001
--------------------------------------------------------------------------------------------------------
                                                                             (euro)m            (euro)m
Fixed assets Intangible assets:
      Corporate brands                                                       1,457.8            1,550.6
      Goodwill                                                               6,762.5            7,246.8
Tangible assets                                                                579.0              706.4
Investments                                                                    964.7              903.4
--------------------------------------------------------------------------------------------------------
                                                                             9,764.0           10,407.2
Current assets
Stocks and work in progress                                                    416.8              386.7
Debtors                                                                      3,462.4            3,903.9
Trade debtors within working capital facility:
      Gross debts                                                              591.9              540.3
      Non-returnable proceeds                                                 (333.6)            (134.7)
                                                                             -------            -------
                                                                               258.3              405.6
Current asset investments (short-term bank and escrow deposits)                292.2              125.4
Cash at bank and in hand                                                     1,057.4              955.8
--------------------------------------------------------------------------------------------------------
                                                                             5,487.1            5,777.4
Creditors:  amounts falling due within one year                             (6,291.6)          (7,054.4)
--------------------------------------------------------------------------------------------------------
Net current liabilities                                                       (804.5)          (1,277.0)
--------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                        8,959.5            9,130.2
Creditors: amounts falling due after more than one year
(including convertible loan notes)                                          (2,819.7)          (2,793.5)
Provisions for liabilities and charges                                        (156.5)            (173.2)
--------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                       5,983.3            6,163.5
Pension provision                                                             (283.6)            (220.8)
--------------------------------------------------------------------------------------------------------
Net assets including pension provision                                       5,699.7            5,942.7
--------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                        177.5              187.7
Share premium account                                                        1,279.9            1,314.2
Shares to be issued                                                            300.3              389.4
Merger reserve                                                               4,406.8            4,610.5
Other reserves                                                                (390.2)            (549.6)
Profit and loss account                                                       (134.1)             (76.6)
--------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                   5,640.2            5,875.6
Minority interests                                                              59.5               67.1
--------------------------------------------------------------------------------------------------------
Total capital employed                                                       5,699.7            5,942.7
--------------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                                               WPP/page    31
Appendix III
                                  WPP GROUP PLC
  To present the impact of US transitional guidelines on the expensing of share options, for illustrative purposes only
  Unaudited preliminary pro forma consolidated profit and loss account for the year ended 31 December 2002

                                                                       2002               2001
-----------------------------------------------------------------------------------------------
                                                                   (pound)m           (pound)m
Turnover (gross billings)                                          18,028.7           20,886.9
Cost of sales                                                     (14,120.4)         (16,865.2)
-----------------------------------------------------------------------------------------------
Revenue                                                             3,908.3            4,021.7


Direct costs                                                         (218.2)            (232.0)
-----------------------------------------------------------------------------------------------
Gross Profit                                                        3,690.1            3,789.7
Operating costs excluding goodwill                                 (3,239.9)          (3,269.4)
Fair value of share options                                            (5.0)                 -
Goodwill amortisation and impairment                                 (177.7)             (14.8)
-----------------------------------------------------------------------------------------------
Operating profit                                                      267.5              505.5

Income from associates                                                 30.0               40.8
-----------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
fixed asset gains and write-downs                                     297.5              546.3

Profits on disposal of fixed assets                                     9.2                6.8
Amounts written off fixed asset investments                           (19.9)             (70.8)
Net interest payable and similar charges on net borrowings            (79.6)             (67.5)
Net interest charges on defined benefit pension schemes                (6.8)              (3.8)
                                                                      -----              -----
Net interest payable and similar charges                              (86.4)             (71.3)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                         200.4              411.0

Taxation on profit on ordinary activities                            (102.7)            (126.1)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                           97.7              284.9

Minority interests                                                    (14.0)             (13.7)
-----------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                           83.7              271.2

Ordinary dividends                                                    (62.5)             (51.6)
-----------------------------------------------------------------------------------------------
Retained profit for the year                                           21.2              219.6
-----------------------------------------------------------------------------------------------
PBIT 1                                                                475.2              561.1
PBIT 1 margin                                                          12.2%              14.0%
PBT 1                                                                 395.6              493.6
-----------------------------------------------------------------------------------------------
Headline earnings per share 2
Basic earnings per ordinary share                                      25.1p              32.1p
Diluted earnings per ordinary share                                    24.5p              30.9p

-----------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                       7.5p              24.6p
Diluted earnings per ordinary share                                     7.4p              23.7p
-----------------------------------------------------------------------------------------------
Headline earnings per ADR 2,3
Basic earnings per ADR                                                 $1.89              $2.31
Diluted earnings per ADR                                               $1.84              $2.22
-----------------------------------------------------------------------------------------------
Standard earnings per ADR 3
Basic earnings per ADR                                                 $0.56              $1.77
Diluted earnings per ADR                                               $0.56              $1.71
===============================================================================================

1 PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write downs.
  PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes.
2 Headline earnings per ordinary share and ADR excludes goodwill amortisation and impairment, fixed asset gains and write downs and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                                          WPP/page    32

Appendix IV
                                  WPP GROUP PLC


        Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write downs to PBIT for the year ended 31 December 2002


                                                                                      2002                  2001
-----------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m              (pound)m
Profit on ordinary activities before interest, taxation, fixed asset
gains and write downs                                                                302.5                 546.3

Goodwill amortisation and impairment                                                 177.7                  14.8

-----------------------------------------------------------------------------------------------------------------
PBIT                                                                                 480.2                 561.1
-----------------------------------------------------------------------------------------------------------------

Net interest payable and similar charges                                              86.4                  71.3

-----------------------------------------------------------------------------------------------------------------
Interest cover on PBIT                                                                 5.6 times             7.9 times
-----------------------------------------------------------------------------------------------------------------


                                                                                      2002                  2001
-----------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m              (pound)m
Interest cover on PBIT (excluding FRS17 interest)

PBIT                                                                                 480.2                 561.1

Net interest payable and similar charges on net borrowings                            79.6                  67.5

-----------------------------------------------------------------------------------------------------------------
Interest cover (excluding FRS17 interest)                                              6.0 times             8.3 times
-----------------------------------------------------------------------------------------------------------------

             Reconciliation of profit on ordinary activities before
           taxation to PBT and headline earnings for the year ended 31
                                  December 2002

                                                                                      2002                  2001
-----------------------------------------------------------------------------------------------------------------
                                                                                  (pound)m              (pound)m

Profit on ordinary activities before taxation                                        205.4                 411.0

Goodwill amortisation and impairment                                                 177.7                  14.8
Profits on disposal of fixed assets                                                   (9.2)                 (6.8)
Amounts written off fixed asset investments                                           19.9                  70.8
Net interest charges on defined benefit pension schemes                                6.8                   3.8

-----------------------------------------------------------------------------------------------------------------
PBT                                                                                  400.6                 493.6

Taxation on profit on ordinary activities                                           (103.4)               (126.1)
Minority interests                                                                   (14.0)                (13.7)

-----------------------------------------------------------------------------------------------------------------
Headline earnings                                                                    283.2                 353.8
-----------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                                    62.5                  51.6

-----------------------------------------------------------------------------------------------------------------
Dividend cover on headline earnings                                                    4.5 times             6.9 times
-----------------------------------------------------------------------------------------------------------------

                                                                WPP/page    33

                                  WPP GROUP PLC

                            Segmental margin analysis


         Reported margins by geographical area were as follows:

                                                                                          Revenue          PBIT(1)    Margin (%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m       (pound)m
United Kingdom                                                                              619.2           67.5           10.9%
United States                                                                             1,655.0          239.2           14.5%
Continental Europe                                                                          929.6           99.7           10.7%
Canada, Asia Pacific, Latin America, Africa & Middle East                                   704.5           73.8           10.5%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,908.3          480.2           12.3%
---------------------------------------------------------------------------------------------------------------------------------


         Reported margins by operating sector were as follows:
                                                                                          Revenue          PBIT(1)    Margin (%)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m       (pound)m
Advertising and Media investment management                                               1,810.0          274.7           15.2%
Information and consultancy                                                                 598.6           42.4            7.1%
Public relations and public affairs                                                         447.6           46.5           10.4%
Branding and identity, Healthcare and Specialist communications                           1,052.1          116.6           11.1%

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          3,908.3          480.2           12.3%
---------------------------------------------------------------------------------------------------------------------------------



         Reported margins before and after income from associates were as follows:
                                                                      Margin (%)             2002     Margin (%)            2001
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         (pound)m                       (pound)m

Revenue                                                                                   3,908.3                        4,021.7
PBIT                                                                       12.3%            480.2          14.0%           561.1
---------------------------------------------------------------------------------------------------------------------------------
Income from associates                                                                       30.0                           40.8
---------------------------------------------------------------------------------------------------------------------------------
PBIT excluding income from associates                                      11.5%            450.2          12.9%           520.3
---------------------------------------------------------------------------------------------------------------------------------

1 PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write downs. The calculation of PBIT is presented above.

                                                              WPP/page    34


                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION





Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying 2002 exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.



Pro forma (`like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.



Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.